                                                                    Exhibit 99.3
                                                                    ------------

                                 VIRYANET LTD.


                            5 Kiryat Hamada Street
                            ----------------------
                        Science Based Industries Campus
                    P.O. Box 23052, Har Hotzvim, Jerusalem
                                 Israel 91230

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 25, 2001

                                PROXY STATEMENT

     This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of ViryaNet Ltd. ("ViryaNet" or the "Company") of proxies in the form enclosed to be voted at the Annual General Meeting of the shareholders of the Company (the "Annual General Meeting" or the "Meeting"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders of the Company. The Annual General Meeting will be held on June 25, 2001, at 2:00 p.m., eastern daylight time, at the offices of ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts.
The Company's mailing address in the United States is ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts, 01745, and its telephone numbers are
(972)-2-581-1462 in Israel, and (508) 490-8600 in the United States.

     As of May 23, 2001 (the "Record Date"), the Company had 21,666,673 ordinary shares, par value New Israeli Shekel 0.1 per share ("Ordinary Shares") outstanding. Each ordinary share entitles the holder thereof to one vote with respect to each of the matters submitted to the shareholders at the Annual General Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting and any postponements or adjustments thereto.

     It is proposed that at the Annual General Meeting, the following ordinary resolutions be adopted:

     (i) that a Board of Directors comprised of six (6) directors be elected, consisting of four (4) directors to serve until next year's annual general meeting and two (2) external directors pursuant to the Israeli Companies law, 5759-1999 (the "Companies Law"), to serve a term of three years;

     (ii) that Kost Forer & Gabbay (a member of Ernst & Young International) be appointed as the independent auditors of the Company for the 2001 fiscal year, and that the Board of Directors be authorized to fix the remuneration of the auditors in accordance with the nature of their services;

     (iii) that the grant of a bonus to the Chairman of the Board of Directors of the Company (the "Chairman") in connection with the consummation of the Company's initial public offering be approved and that the terms of employment for the Chairman be approved;

     (iv) that in accordance with the regulations promulgated under the Companies Law, the grant of stock options pursuant to the 1999 Stock Option and Incentive Plan, as amended, to certain individuals elected to the Board of Directors at the Meeting, including two individuals elected to serve as the Company's external directors, be approved; and

     (v) that the Company's 1999 Stock Option and Incentive Plan, as amended, be approved and ratified as amended by the Board of Directors on May 15, 2001, which amendment increased the number of Ordinary Shares reserved for issuance under the Company's 1999 Stock Option and Incentive Plan, as amended, by 3,000,000 to a total of 6,000,000 Ordinary Shares and which amendment provides that an additional 3,078,590 Ordinary Shares may be reserved for issuance under the Company's 1999 Stock Option and Incentive Plan, as amended, if options granted under the Company's 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan or 1998 Stock Option and Incentive Plan expire or are canceled prior to their exercise or relinquishment in full.

     In addition, in the Annual General Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31, 2000, as presented in the Company's Annual Report for the year ended December 31, 2000, and will answer appropriate questions relating thereto. A representative of Kost Forer & Gabbay will be present at the Meeting. The representative will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions from shareholders.

     At the Annual General Meeting the Board of Directors, Audit Committee of the Board of Directors (the "Audit Committee") and the Compensation Committee of the Board of Directors (the "Compensation Committee") will propose for shareholder approval the ordinary resolutions related to the grant of options to various directors, the grant of a bonus to Mr. Samuel HaCohen, the Company's Chairman, and the terms of Mr. HaCohen's employment. Further, the Board of Directors will propose for shareholder approval the ordinary resolutions relating to all other matters being considered at the Meeting. An ordinary resolution shall be deemed adopted if approved by a majority of the votes cast at the Meeting in person or by proxy and voting thereon; provided, however, that the ordinary resolution with respect to the nomination of the two external directors shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the "Non-Controlling Shareholders"), represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding ordinary shares of the Company, provided further, however, that the ordinary resolutions with respect to the approval of the Company's 1999 Stock Option and Incentive Plan, as amended, and the amendment thereto shall only be deemed approval if approved by a majority of the votes cast at the Meeting and if a quorum representing a majority of all outstanding voting stock is, either in person or by proxy, present at the Meeting and voting on the 1999 Stock Option and Incentive Plan, as amended.

     The Company's Annual Report to Shareholders, containing audited financial statements for the fiscal year ended December 31, 2000 is being mailed together with this proxy statement to all shareholders entitled to vote. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

     Any shareholder who executes and delivers a proxy may revoke it at any time before the effective exercise thereof by delivery to the Company at its United States mailing address listed above or its transfer agent, at least twenty-four
(24) hours before the commencement of the Meeting or adjourned Meeting, of either a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the meeting, and also wishes to vote in person, may do so be revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the meeting will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted in favor of all of the matters to be presented at the Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company's Articles of Association, all proxies must be received by the Company's transfer agent or at the Company's United States mailing address listed above at least 24 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

     It is anticipated that this Proxy Statement and the accompanying form of proxy and Annual Report will be mailed to shareholders on or about June 4, 2001. In addition to solicitation by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, telegram, telecopier or other personal contact. None of the officers, directors, employees or agents involved in any solicitation will receive additional compensation for such solicitation. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     The presence in person, or by proxy, or as deemed by the Companies Law to be present of two (2) or more shareholders of the Company, holding, in the aggregate, at least thirty-three and one-third percent (33 1/3%) of the Ordinary Shares entitled to vote at the Annual General Meeting will constitute a quorum at the Annual General Meeting. If a quorum is not present at the scheduled time and date of the Meeting, the Meeting shall be either (i) adjourned to the same day of the week in the next following week at the same scheduled place and time of day as the adjourned meeting, unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday; or (ii) adjourned to any other day, hour and/or place as the Board of Directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the appointed start time of the meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the Meeting was convened.

     If the accompanying proxy card is properly signed and returned to the transfer agent or the Company at its United States mailing address and not revoked, it will be voted in accordance with the instructions contained therein. With respect to the election of directors, votes may be cast in favor or withheld. Votes that are withheld will be excluded entirely from the counted votes. Other than for the election of directors, proxies may be marked as abstaining on any matter to be acted upon by shareholders. Votes withheld from any nominee for election as director, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting will not be counted as votes cast on such matters. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

                                    ITEM 1

                             ELECTION OF DIRECTORS

     The Articles of Association of the Company provides that our Board of Directors shall be composed of no more than nine (9) members and no fewer than three (3) members. At this time, management is recommending the six (6) nominees named in the following table for election as directors (each a "Director Nominee" and collectively, the "Director Nominees"). Currently, three (3) of the Nominee Directors serve as directors of the Company. Unless authority to vote for the confirmation of the Director Nominees is withheld, the shares represented by all proxies received by the Board of Directors will be voted for the Director Nominees. If elected, each of the non-external directors shall hold office until the next Annual General Meeting and until his or her successor shall have duly taken office, unless his or her office is earlier vacated under any relevant provisions of the Articles of Association of the Company. If elected, each of the external directors, Messrs. Milo and Frenkel, shall hold office for a period of three years following their election, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law.

     In the event any of the Director Nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgement. The Company is not aware of any reason why any of the Nominee Directors, if elected, would be unable to serve as a director.

NOMINEES FOR THE BOARD OF DIRECTORS

     The name of each of Nominee Director, his or her present position with the Company, and the year in which he or she first became a director of the Company, where applicable, are as follows:

                                                                   COMMENCEMENT
NAME OF NOMINEE         CURRENT POSITION WITH THE COMPANY        OF DIRECTORSHIP
---------------         ---------------------------------        ---------------

Samuel HaCohen          Chairman of the Board of Directors        March 1988

Winfried A. Burke        President and Chief Executive Officer
                                and Nominee for Director

Vladimir Morgenstern    Executive vice president, corporate       July 1999
                        program and Director

Hillel Milo(1)          Director                                  June 2000
Amit Frenkel(1)         Nominee for Director
Claudia Gatlin          Nominee for Director

(1) Being nominated to serve as an External Director under the Companies Law.

The background of each Nominee Director is as follows:

    SAMUEL I. HACOHEN co-founded ViryaNet in March 1988. Since March 1988, Mr. HaCohen has served as our chairman of the board of directors. From March 1988 until February 2001, Mr. HaCohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. HaCohen held senior systems management positions at John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. HaCohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science in statistics from the Hebrew University of Jerusalem.

    WINFRIED A. BURKE joined the Company in October 1999 as the Company's senior vice president of worldwide marketing. From October 2000 until February 2001, Mr. Burke served as the Company's president and chief operating officer. In February 2001, Mr. Burke was appointed chief executive officer. Since February 2001, Mr. Burke has served as chief executive officer and president of the Company. From January 1999 until October 1999, Mr. Burke served as vice president of sales and marketing for ViewSoft, a software company. From July 1997 until December 1998, Mr. Burke served as general manager of North American operations and vice president of worldwide channels and strategic alliances at Gentia Software, a software company. From August 1994 until July 1997, Mr. Burke was a merger and acquisition consultant. From 1991 until 1994, Mr. Burke served as vice president of sales and marketing for Oberon Software. Mr. Burke has also held various positions in product management, marketing and sales at Prime Computer, Apollo, Sequoia and Wang. He began his career as a software engineer at the Massachusetts Institute of Technology Instrumentation Laboratory, Draper Laboratory, where he worked on the Apollo and Space Shuttle projects, followed by software development assignments at the Massachusetts Institute of Technology Lincoln Laboratory and Data General. Mr. Burke holds a Bachelor of Science in computer science from the Massachusetts Institute of Technology.

    VLADIMIR MORGENSTERN co-founded the Company with Mr. HaCohen. He has served as one of the Company's directors since July 1999. Since November 1999, Mr. Morgenstern has served as the Company's executive vice president, corporate program. Mr. Morgenstern served as the Company's technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science in applied mathematics.

    HILLEL MILO has served as one of the Company's directors since June 2000. Since 1995, he has been the chief executive officer of Clal Venture Capital Fund Limited Partnership. In 1997, he co-founded Infinity Venture Capital Fund Limited Partnership and served as its chief executive officer until June 1999. From 1993 to 1994, Mr. Milo was the co-founder and the general partner of the Walden Israel venture capital fund. Previously, Mr. Milo served as a director and executive officer in a privately-owned European financial and industrial investment company. Mr. Milo serves on the board of directors of Breezecom, a manufacturer of wireless access products, and Radvision, a developer of internet and network based communications products. Mr. Milo has a Bachelor of Science in mechanical engineering and a Master of Arts in management science from the University of Alabama.

    AMIT FRENKEL has been a partner of Carmel Ventures L.P., an Israeli based venture capital fund, since September 2000. From 1993 to 2000, Mr. Frenkel served in various positions within the Clal Group. From 1997 to 2000, Mr. Frenkel served as the general partner of the international Israel Infinity Fund, an Israeli based venture capital fund, established by Clal and other entities. From 1995 to 2000, he served as the fund manager of the Clalit Capital Fund LP, an Israeli based venture capital fund. From 1993 to 1995, Mr. Frenkel was Vice President of Clal Issuing Ltd., an Israeli based investment bank. Mr. Frenkel holds a Bachelor of Arts degree in Accounting and Economics from Tel-Aviv University and a Master in Business Administration with distinction from the University of Michigan.

    CLAUDIA GATLIN is the founder of CMG International, a strategic investor relations and corporate governance consultancy. Since 1989, Ms. Gatlin has been advising both U.S. and non-U.S. public companies on capital market issues. Previously, Ms. Gatlin served in the Fixed Income Division of Morgan Stanley, as a senior executive of Quanex Corporation, and in a variety of equity research positions.

Alternate Directors

     The Articles of Association of ViryaNet provides that a director may appoint, by written notice to the Company, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director of ViryaNet. Any alternate director will have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. An alternate director may act as the alternate for only one director. Unless the time period or scope of any such appointment is limited by the appointing director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, no alternate directors have been appointed.

DELEGATION OF POWER

     Subject to the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

Compensation

      The Company's directors who are not executive officers of the Company do not receive monetary compensation for their service on the Board of Directors or any committee of the Board of Directors, but may, subject to the requirements of the Companies Law, including the requirement for shareholders approval, be granted options to purchase Ordinary Shares of the Company. However, all non-management directors are reimbursed for their expenses for each Board of Directors meeting attended, however our external directors are reimbursed to the extent permitted under the Companies Law.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL OF THE NOMINEE DIRECTORS.

                                     ITEM 2

                            APPOINTMENT OF AUDITORS


     At the Annual General Meeting, Kost Forer & Gabbay, Certified Public Accountants (Israel), a member of Ernst & Young International, will be nominated by the Company to serve as the independent auditors of the Company for the year ending December 31, 2001. Other than serving as the Company's current independent auditors, Kost Forer & Gabbay has no relationship with the Company or any affiliate of the Company.

     The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

          "RESOLVED, that Kost Forer & Gabbay be, and they hereby are, appointed as the Company's independent auditors for the fiscal year ending December 31, 2001, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the nature of their services."



     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED ORDINARY RESOLUTION APPOINTING KOST FORER & GABBAY AS INDEPENDENT AUDITORS OF THE COMPANY.

                                     ITEM 3

 APPROVAL OF THE GRANT OF A BONUS TO THE CHAIRMAN AND THE APPROVAL OF THE TERMS
                         OF EMPLOYMENT OF THE CHAIRMAN

     The Company's success depends to a significant extent on the performance of Mr. HaCohen, the Company's Chairman. The loss of the services of Mr. HaCohen could have an adverse effect on the Company.

     In recognition of the importance of Mr. HaCohen's services to the Company, the Board of Directors, the Audit Committee and the Compensation Committee have approved and recommended, subject to the approval of the shareholders of the Company, the grant of a bonus of $90,000 in connection with the consummation of the Company's initial public offering and the terms of Mr. HaCohen's employment with the Company, as specified in Exhibit A attached, approved and recommended hereto.

     The Board of Directors, the Audit Committee and the Compensation Committee will present the following ordinary resolution at the Annual General Meeting:

          "RESOLVED, that following the approval and recommendation by the Board of Directors of the Company, by the Audit Committee of the Board of Directors and by the Compensation Committee of the Board of Directors, in compliance with the requirements of the Companies Law, (i) Mr. HaCohen shall receive a one time bonus of $90,000 in connection with the consummation of the Company's initial public offering and (ii) the terms of Mr. HaCohen's employment with the Company shall be as outlined in EXHIBIT A attached to the Proxy Statement.


     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE PROPOSED ORDINARY RESOLUTION GRANTING THE BONUS TO THE CHAIRMAN AND APPROVING THE CHAIRMAN'S TERMS OF EMPLOYMENT WITH THE COMPANY.

                                     ITEM 4

  APPROVAL OF THE GRANT OF STOCK OPTIONS TO CERTAIN DIRECTORS ELECTED AT THIS
                    MEETING  (INCLUDING EXTERNAL DIRECTORS)


     The Company's success depends to a significant extent on the performance of its directors. The loss of the services of any of the directors elected at this Meeting could have an adverse effect on the Company. In recognition of the importance of services provided or to be provided to the Company by certain individuals, who are listed on Exhibit B attached hereto, to be elected to the Board of Directors by the shareholders at the Meeting, the Board of Directors, the Audit Committee and the Compensation Committee have approved, subject to the approval of the shareholders of the Company, the grant of options to these individuals. The grant of options to each of the nominees for external director is made in accordance with the regulations promulgated under the Companies Law.

     The Board of Directors, the Audit Committee and the Compensation Committee will present the following ordinary resolution at the Annual General Meeting:

          "RESOLVED, (i) that following the approval and recommendation of by the Board of Directors of the Company, by the Audit Committee of the Board of Directors and by the Compensation Committee of the Board of Directors, and in compliance with the requirements of the Companies Law, the individuals listed on EXHIBIT B attached to the Proxy Statement shall be granted options to purchase such number of Ordinary Shares of the Company, at the exercise price and according to the vesting schedule specified opposite such person's name on EXHIBIT B, upon election at the Annual General Meeting of Shareholders to the Board of Directors. The options granted pursuant to this resolution, shall be subject to the terms and conditions of the Company's 1999 Stock Option and Incentive Plan, as amended, and the option agreement to be entered into between the Company and each such individual listed on EXHIBIT B, and (ii) that the appropriate officers of the Company be, and each of them acting alone hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to take such additional action and to execute, deliver, file, certify and record such additional documents and instruments as any of them or counsel to the Company may deem necessary or appropriate to implement the provisions of the foregoing resolution."



     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED GRANT OF STOCK OPTIONS TO PURCHASE ORDINARY SHARES TO CERTAIN DIRECTORS ELECTED AT THIS MEETING (INCLUDING THE EXTERNAL DIRECTORS).

                                     ITEM 5

                  APPROVAL OF THE COMPANY'S 1999 STOCK OPTION

AND INCENTIVE PLAN, AS AMENDED, AND AMENDMENT INCREASING THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UNDER THE COMPANY'S 1999 STOCK OPTION AND INCENTIVE
                                PLAN, AS AMENDED

     The Company's success depends to a significant extent on being able to attract and retain qualified personnel. As of May 15, 2001, the Board of Directors amended the Company's 1999 Stock Option and Inventive Plan, as amended, to increase the number of Ordinary Shares reserved for issuance under the Company's 1999 Stock Option and Incentive Plan, as amended, from 3,000,000 to 6,000,000 and to provide that an additional 3,078,590 Ordinary Shares may be reserved for issuance under the Company's 1999 Stock Option and Incentive Plan, as amended, if options granted under the Company's 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan or 1998 Stock Option and Incentive Plan expire or are canceled prior to their exercise or relinquishment in full. On May 15, 2001, the Board of Directors has granted, subject to shareholder approval, options to purchase 1,945,590 Ordinary Shares to officers and employees under the Company's 1999 Stock Option and Incentive Plan, as amended. Without increasing the number of Ordinary Shares reserved for issuance under the 1999 Stock Option and Incentive Plan, as amended, the Company would be unable to grant a significant number of options and restricted stock awards either to motivate and reward its existing employees or to attract new employees. The Board of Directors believes that it is critical that the Company be able to continue to grant new options to its directors, officers, employees and consultants. Under the Company's 1999 Stock Option and Incentive Plan, as amended, only employees of the Company and employees of its subsidiaries are eligible to receive grants of "incentive stock options," as defined in Section 422(b) of the United States Internal Revenue Code of 1986, as amended.

     The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

          "RESOLVED, that the Company's 1999 Stock Option and Incentive Plan, as amended, and the amendment to the 1999 Stock Option and Incentive Plan, as amended, dated May 15, 2001 to increase the number of Ordinary Shares reserved for issuance under the Company's 1999 Stock Option and Incentive Plan, as amended, and that the form of the 1999 Stock Option and Incentive Plan, as amended, attached as EXHIBIT C to the Proxy Statement, is hereby approved and ratified and the appropriate officers of the Company be, and each of them acting alone hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to take such additional action and to execute, deliver, file, certify and record such additional documents and instruments as any of them or counsel to the Company may deem necessary or appropriate to implement the provisions of the foregoing resolution."

The Board of Directors recommends a vote FOR approval of the proposed ordinary resolution to approve and ratify to the Company's 1999 Stock Option and Incentive Plan, as amended, and to approve the increase in the number of Ordinary Shares reserved for issuance under the Company's 1999 Stock Option and Incentive Plan, as amended.

                                     ITEM 6


                              CONSIDERATION OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS
              OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2000

     The Company's Annual Report for the year ended December 31, 2000 is mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the year ended December 31, 2000 are included in such report. At the Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31, 2000, as presented in the Company's Annual Report for the year ended December 31, 2000, and will answer appropriate questions relating thereto.

                                 OTHER BUSINESS



     Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgement.

                         By Order of the Board of Directors,

                              /s/ Winfried A. Burke

                              Winfried A. Burke
                              President and Chief Executive Officer

June 1, 2001

                                   EXHIBIT A

                       Terms of Employment of Mr. HaCohen
                       ----------------------------------

The Board of Directors, the Audit Committee and the Compensation Committee have approved, subject to the approval of the shareholders of the Company, the following employment terms, which are, in the aggregate, similar, in all material respects, to the employment terms which Mr. HaCohen was entitled to receive for the year 2000.

     ANNUAL SALARY: $170,668. The annual salary is paid in New Israeli Shekels on a monthly basis.

     ANNUAL BONUS: $80,916. The annual bonus is paid in New Israel Shekels on a quarterly basis, and is subject to the terms and conditions of Mr. HaCohen's bonus plan approved by the Board of Directors, the Audit Committee and the Compensation Committee.

     COMPREHENSIVE PENSION FUND: The Company shall make the following monthly deposits: (i) 5% of each monthly salary payment to a pension fund, (ii) 8 1/3% of each monthly salary payment to a severance fund, and (iii) 2.5% of each monthly salary payment to a disability fund.

     EDUCATIONAL FUND: The Company shall deposit 7.5% of each monthly salary payment to an educational fund. Mr. HaCohen shall be entitled to instruct the Company to include in his salary payments any amount that the Company is required to transfer to the educational fund, but which exceeds the maximum amount recognized for tax purposes.

     LINKAGE: All amounts specified in US Dollars are linked to the Israeli representative rate of exchange of US Dollars to New Israeli Shekels, published by the Bank of Israel on the day preceding the date of payment.


Other Benefits:

     Mr. HaCohen shall be entitled to reimbursement of expenses in accordance with the Company's policy, and all other benefits that the employees employed by the Company are entitled to generally under the Company's policy, or under law or otherwise.



Other than the terms of employment provided in this Exhibit A and the grant of options described in Exhibit B, Mr. HaCohen is not entitled to receive any other remuneration and/or compensation.

                                   EXHIBIT B

         Name            CURRENT POSITION WITH   NUMBER OF SHARES COVERED    VESTING SCHEDULE (*)
                              THE COMPANY          UNDER THE OPTION AND
                                                      EXERCISE PRICE
--------------------------------------------------------------------------------------------------
    Samuel HaCohen       Chairman of the Board    75,000 Ordinary Shares,    Options to purchase
                                                  at an exercise price of      37,500 Ordinary
                                                       $1 per share.             Shares vest
                                                                               immediately upon
                                                                            shareholder approval.
                                                                             Options to purchase
                                                                               37,500 Ordinary
                                                                             Shares shall vest on
                                                                              December 29, 2001
--------------------------------------------------------------------------------------------------
Vladimir Morgenstern        Executive vice       30,000 Ordinary Shares,    Options to purchase
                         president, corporate    at an exercise price per   30,000 Ordinary
                         program and Director    share equal to the         Shares shall vest in
                                                 closing price of such      equal installments
                                                 Ordinary Shares as         annually over a
                                                 reported on the date of    period of 3 years
                                                 shareholder approval,      commencing from the
                                                 such price being equal     date of shareholder
                                                 to the fair market value   approval.
                                                 of such Ordinary Shares
                                                 on such date.
--------------------------------------------------------------------------------------------------
Hillel Milo                    Director          30,000 Ordinary Shares     Options to purchase
                                                 at an exercise price of    15,000 Ordinary
                                                 $8 per  share.             Shares vest
                                                                            immediately upon
                                                                            shareholder approval.
                                                                            Options to purchase
                                                                            15,000 Ordinary
                                                                            Shares shall vest on
                                                                            December 31, 2001.
--------------------------------------------------------------------------------------------------
Hillel Milo                    Director          50,000 Ordinary Shares     Options to purchase
                                                 (**) at an exercise        50,000 Ordinary
                                                 price per share equal to   Shares shall vest in
                                                 the closing price of       equal installments
                                                 such Ordinary Shares as    annually over a
                                                 reported on the date of    period of two years
                                                 shareholder approval,      commencing on the
                                                 such price being equal     date of shareholder
                                                 to the fair market value   approval.
                                                 of such Ordinary Shares
                                                 on such date.
--------------------------------------------------------------------------------------------------

Claudia Gatilin           Nominee to serve as    50,000 Ordinary Shares     Options to purchase
                        Director of the Company  (**) at an exercise        50,000 Ordinary
                                                 price per share equal to   Shares shall vest in
                                                 the closing price of       equal installments
                                                 such Ordinary Shares as    annually over a
                                                 reported on the date of    period of two years
                                                 shareholder approval,      commencing on the
                                                 such price being equal     date of shareholder
                                                 to the fair market value   approval.
                                                 of such Ordinary Shares
                                                 on such date.
--------------------------------------------------------------------------------------------------
Amit Frenkel              Nominee to serve as    50,000 Ordinary Shares     Options to purchase
                        Director of the Company  (**) at an exercise        50,000 Ordinary
                                                 price per share equal to   Shares shall vest in
                                                 the closing price of       equal installments
                                                 such Ordinary Shares as    annually over a
                                                 reported on the date of    period of two years
                                                 shareholder approval,      commencing on the
                                                 such price being equal     date of shareholder
                                                 to the fair market value   approval.
                                                 of such Ordinary Shares
                                                 on such date.
--------------------------------------------------------------------------------------------------

(*) PURSUANT TO EACH INDIVIDUAL'S OPTION AGREEMENT UNDER THE 1999 STOCK OPTION
     AND INCENTIVE PLAN, AS AMENDED, EACH OF THE INDIVIDUALS LISTED ABOVE SHALL BE ENTITLED TO IMMEDIATE VESTING OF ALL OPTIONS TO PURCHASE ORDINARY SHARES UPON (I) A CHANGE OF CONTROL (TO BE DEFINED IN EACH INDIVIDUAL OPTION AGREEMENT), OR (II) MERGER OF THE COMPANY WITH ANOTHER CORPORATION OR ACQUISITION OF ALL OR SUBSTANTIALLY ALL OF THE COMPANY SHARES OR ASSETS OR
     (III) UPON DEATH OR PERMANENT DISABILITY.

(**) THE GRANT OF THESE OPTIONS TO PURCHASE 50,000 ORDINARY SHARES IS SUBJECT TO
     THE ELECTION OF THE INDIVIDUAL AS A DIRECTOR OF THE COMPANY.

                                   EXHIBIT C

                                 VIRYANET LTD.

                      1999 STOCK OPTION AND INCENTIVE PLAN




1.   NAME
     This plan, as amended from time to time, shall be known as the ViryaNet Ltd. 1999 Stock Option And Incentive Plan.

2.   PURPOSE OF 1999 PLAN

     The purpose of the ViryaNet Ltd. 1999 Stock Option and Incentive Plan (the "1999 Plan") is to afford an incentive to officers, directors, employees and consultants of ViryaNet Ltd. (the "Company"), or any subsidiary of the Company which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as employees, directors and consultants, to increase their efforts on behalf of the Company and to promote the success of the Company's business. It is further intended that among other options granted some of the options granted by the Committee pursuant to the 1999 Plan shall constitute "incentive stock options" ("Incentive Stock Options" or "ISO") within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), some of the options granted by the Committee pursuant to the 1999 Plan shall constitute "nonqualified stock options" ("Nonqualified Stock Options") and some of the options granted by the Committee shall be 102 Stock Options ("102 Stock Options") pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and any regulations, rules, orders or procedures promulgated thereunder (together: the "Options") . The Committee may also grant restricted shares ("Restricted Stock") under the 1999 Plan (Restricted Stock together with the Options shall be referred to as: "Options/Shares").

3.   ADMINISTRATION OF 1999 PLAN

     The Board of Directors (the "Board") or a Stock Option Committee (the "Committee") appointed and maintained by the Board shall have the power to administer the 1999 Plan. The Committee shall consist of at least three members who shall serve at the pleasure of the Board, and any member of such Committee shall be eligible to receive Options/Shares under the 1999 Plan while serving on the Committee, unless otherwise specified herein. The Board or the Committee shall have full power and authority: (i) to designate participants; (ii) to designate Options/Shares or any portion thereof as Incentive Stock Options, as Nonqualified Stock Options, as Restricted Stock, as 102 Stock Options, or otherwise; (iii) to determine the terms and provisions of respective Option/Shares agreements (which need not be identical) including, but not limited to, the number of Options/Shares in the Company to be granted, provisions concerning the vesting schedule, the time or times when and the extent to which the Options may be exercised and the nature and duration of restrictions as to transferability or restrictions constituting substantial risk of forfeiture; (iv) to accelerate the right of an optionee to exercise, in whole or in part, any previously granted Option ; (v) to interpret the provisions and supervise the administration of the 1999 Plan; and (vi) to determine any other matter which is necessary or desirable for, or incidental to administration of the 1999 Plan.

     The Board or the Committee shall have the authority to grant in its discretion to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price lower than provided in the Option so surrendered and canceled and containing such other terms and conditions as the Board or the Committee may prescribe in accordance with the provisions of the 1999 Plan.

     All decisions and selections made by the Board or the Committee pursuant to the provisions of the 1999 Plan shall be made by a majority of its members except that no member of the Board or Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or Committee relating to any Option to be granted to that member. Any decision reduced to writing and signed by a majority of the members who are authorized to make such decision shall be fully effective as if it had been made by a majority at a meeting duly held.

     Each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the 1999 Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as directors or otherwise under the articles of association of the Company, any agreement, any vote of stockholders or disinterested directors, or otherwise.

4.   DESIGNATION OF PARTICIPANTS

     The persons eligible for participation in the 1999 Plan as recipients of Options/Shares shall include any employees or former employees of the Company or of any subsidiary of the Company. Except for Incentive Stock Options Directors of the Company or of any subsidiary of the Company who are not employees of the Company or its subsidiaries, and additionally consultants or contractors of the Company or its subsidiaries, shall also be eligible for participation in the 1999 Plan as recipients of Options. A person who has been granted an Option/Share hereunder may be granted additional Options/Shares, if the Board or the Committee shall so determine.

5.   TRUSTEE

     The 102 Stock Options which shall be granted to employees of the Company (or if required by law) shall be issued to a trustee nominated by the Board or the Committee (in accordance with the provisions of Section 102) (the "Trustee") and held for the benefit of the optionees for a period of not less than two years (24 months) from the date of grant. The Trustee may also hold in trust any shares issued upon exercise of such 102 Stock Options pursuant to the provisions of Section 102.

     The Trustee shall not use the voting rights vested in any such shares held by the Trustee and shall not exercise said right in any way whatsoever, except in cases when, at his discretion and after consulting with the Committee, the Trustee believes that the said rights should be exercised for the protection of the optionees as a minority among the Company shareholders.

6.   SHARES RESERVED FOR 1999 PLAN

     Subject to adjustment as provided in Paragraph 8 hereof, a total of 6,000,000 Ordinary Shares, NIS 0.1 par value per share, of the Company ("Shares") shall be subject to the 1999 Plan. The Shares subject to the 1999 Plan hereby are, reserved for sale for such purpose. Any of such

Shares which may remain unsold and which are not subject to outstanding options at the termination of the 1999 Plan shall cease to be reserved for the purpose of the 1999 Plan, but until termination of the 1999 Plan the Company shall at all times reserve a sufficient number of shares to meet the requirements of the 1999 Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the shares therefore subject to such Option may again be subjected to an Option under the 1999 Plan. Should any option granted under the Company's 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan or 1998 Stock Option and Incentive Plan for any reason expire or be canceled prior to its exercise or relinquishment in full, the shares therefore subject to such option may be subjected to an Option under the 1999 Plan; provided, however, that the cumulative number of such shares that may be so issued under the 1999 Plan will not exceed 9,078,590 shares.

7.   OPTION/SHARES  PRICE
     (a) Except for Incentive Stock Options the purchase price of each Share subject to an Option or of each Restricted Stock or any portion thereof shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to guidelines as shall be suggested by the Board from time to time (but not less than the par value).
     (b) The Option price shall be payable upon the exercise of the Option in cash, by check, or other form satisfactory to the Board or the Committee.

The proceeds received by the Company from the sale of Options/Shares subject to an Option/Share granted under the 1999 Plan will be added to the general funds of the Company and used for its corporate purposes.

8.   ADJUSTMENTS
     Upon the occurrence of any of the following described events, a grantee's right to purchase Options/Shares under the 1999 Plan shall be adjusted as hereinafter provided:
     (a) If the Company is separated, reorganized, merged, consolidated or amalgamated with or into another corporation while unexercised /unvested Options/Shares remain outstanding under the 1999 Plan, there shall be substituted for the shares subject to the unexercised /unvested portions of such outstanding Options/Shares an appropriate number of shares of each class of shares or other securities of the separated, reorganized, merged, consolidated or amalgamated corporation which were distributed to the shareholders of the Company in respect of such shares, and appropriate adjustments shall be made in the purchase price per share to reflect such action.
     (b) If the Company is liquidated or dissolved while unexercised/unvested Options/Shares remain outstanding under the 1999 Plan, then all such outstanding Options/Shares may be exercised/vested in full by the optionees/grantees as of the effective date of any such liquidation or dissolution of the Company without regard to the installment exercise provisions of Paragraph 9(b), by the optionees/grantees giving notice in writing to the Company of their intention to so exercise.
     (c) If the outstanding shares of the Company shall at anytime be changed or exchanged by declaration of a stock dividend, stock split, combination or exchange of shares, recapitalization, extraordinary dividend payable in stock of a corporation other than the Company, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of Shares subject to this 1999 Plan or subject to any Options theretofore granted, and the option prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate option price; provided, however, that no adjustment shall be made by reason of the distribution of subscription rights on outstanding stock. Upon the happening of any of the foregoing, the class and aggregate number of shares issuable pursuant to the 1999 Plan (as set forth in paragraph 6 hereof), in respect of which Options/Shares have not yet been exercised/vested, shall be appropriately adjusted.

     Anything herein to the contrary notwithstanding, if prior to the completion of the initial public offering of shares of the Company, all or substantially all of the shares of the Company are to be sold, or upon a -merger or reorganization or the like, the shares of the Company, or any class thereof, are to be exchanged for securities of another company, then in such event, each optionee shall be obliged to sell or exchange, as the case may be, the shares he purchased under the 1999 Plan in accordance with the instructions then issued by the Board.

9.   TERM AND EXERCISE OF OPTIONS/SHARES
     (a) Options shall be exercised by the optionee by giving written notice to the Company, which exercise shall be effective upon receipt of such notice by the Secretary of the Company at its principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.
     (b) Each Option granted under this 1999 Plan shall be exercisable on the date and for the number of shares as shall be provided in the option agreement evidencing the Option and setting forth the terms thereof. However, (i) no Option shall be exercisable after the expiration of seven (7) years from the date of grant, and (ii) no Incentive Stock Options may be granted to a person who at the time of the grant owns more than 10% of the voting stock of value of the Company.
     (c) Options/Shares granted under the 1999 Plan shall not be transferable by optionees/grantees other than by will or the laws of descent and distribution, and during an optionee's lifetime shall be exercisable only by that optionee.
     (d) Options granted to employees or directors may not be exercised after the termination of employment and/or service as a director unless (i) the Board or the Committee shall authorize, in the relevant option agreement or otherwise, an extension of the term of all or part of the option beyond the date of such termination for a period not to exceed the period during which the Option by its terms would otherwise have been exercisable, (ii) termination is without Cause (as determined by the Committee) or employee resigns, in which event any Options still in force and unexpired may be exercised within a period of 30 days from the date of such termination, but only with respect to the number of shares purchasable at the time of such termination, (iii) termination is the result of death or disability, in which event any Options still in force and unexpired may be exercised within a period of six (6) months from the date of termination, but only with respect to the number of shares purchasable at the time of such termination, or (iv) termination of employment is the result of retirement under any deferred compensation agreement or retirement plan of the Company or of any subsidiary of the Company or after age 60, while Options granted hereunder are still in force and unexpired, in which case the Board or Committee shall have the discretion to permit any unmatured installments of the Options to be accelerated as for the later of the date of retirement or a date one year following the date of grant, and the Options shall thereupon be exercisable in full without regard to the installment exercise provisions of Paragraph 9(b).
     (e) The holders of Options/Shares shall not be or have any of the rights or privileges of shareholders of the Company in respect of any shares unless and until, following exercise/vesting date but subject always to the provisions of
Section 5 above, certificates representing such shares shall have been issued by the Company and delivered to such holders.
     (f) Any form of option agreement authorized by the 1999 Plan may contain such other provisions as the Board or the Committee may, from time to time, deem advisable. Without limiting the foregoing, the Board or the Committee may, with the consent of the optionee/grantee, from time to time cancel all or any portion of any Option then subject to exercise, and the

Company's obligation in respect of such Option may be discharged by (i) payment to the optionee of an amount in cash equal to the excess, if any, of the Fair Market Value of the shares at the date of such cancellation subject to the portion of the Option so canceled over the aggregate purchase price of such shares, (ii) the issuance or transfer to the optionee of Shares of the Company with a Fair Market Value at the date of such transfer equal to any such excess, or (iii) a combination of cash and shares with a combined value equal to any such excess, all as determined by the Board or the Committee in its sole discretion.

     (g) Shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the award is granted (the "Restricted Period"). The Committee may also impose such other restrictions and conditions on the shares as it deems appropriate including the satisfaction of performance criteria. Certificates for shares of stock issued pursuant to Restricted Stock awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares of stock in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, such certificates shall be held in escrow by an escrow agent appointed by the Committee. In determining the Restricted Period of an award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of such award.

     Subject to such exceptions as may be determined by the Committee, if the Grantee's continuous employment with, or performance of, service for, the Company or any Parent or Subsidiary shall cease for any reason prior to the expiration of the Restricted Period of an award, any shares remaining subject to restrictions shall thereupon be forfeited by the grantee and transferred to a Subsidiary at no cost to the Company or such Parent or Subsidiary or shall be converted into a deferred stock.

10.  INCENTIVE STOCK OPTIONS
     (a) In case of ISO granted to employees, the aggregate Fair Market Value of Shares (determined as of the date of the grant of the ISO's) with respect to which ISO's are exercisable for the first time by any optionee during any calendar year shall not exceed the limitation provided under Section 422(d) of the Code.
     (b) The options issued as ISOs must be granted within 7 years of the date that the Plan is adopted or the date that the Plan is approved by the stockholders, whichever is earlier.
     (c) Any option issued as an ISO must by its terms be exerciseable only within 10 years of the date that it is granted.
     (d) The option price for any ISO must not be less than the fair market value of the stock at the time that the option is granted. This requirement shall be deemed satisfied if there has been a good faith attempt to value the stock accurately for this purpose.
     (e) The ISO by its terms must be non-transferable other than at death and must be exercisable during the employee's lifetime only by the employee.

11.  PURCHASE OF INVESTMENT

     Unless Shares covered by the 1999 Plan have been listed for trade on any stock exchange (of any jurisdiction), or the Company has determined that such registration is unnecessary, each person exercising an Option under the 1999 Plan may be required by the Company to give a representation in writing that he is acquiring such shares for his own account, for investment and not with a view to, or for sale in connection with, the distribution of any part thereof.

12.  TERM DATE OF 1999 PLAN
     The 1999 Plan shall be effective as of January 1, 1999 and shall terminate on December 31, 2008. All Options not exercised as of December 31, 2008 shall expire.

13.  AMENDMENTS OR TERMINATION

     The Board may, at any time and from time to time, amend, alter, or discontinue the 1999 Plan, except that no amendment or alteration shall be made which would impair the rights of the holder of any Options/Shares theretofore granted without his consent.

14.  GOVERNMENT REGULATIONS

     The 1999 Plan, and the granting and exercise of Options/Shares hereunder, and the obligation of the Company to sell and deliver shares under such Options/Shares, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the optionee including the registration of the shares under the United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

15.  CONTINUANCE OF EMPLOYMENT

     Neither the 1999 Plan nor the option agreement with the optionee shall impose any obligation on the Company or a subsidiary thereof, to continue any optionee/grantee in its employ, and nothing in the 1999 Plan or in any Option/Share granted pursuant thereto shall confer upon any optionee any right to continue in the employ of the Company or a subsidiary thereof or restrict the right of the Company or a subsidiary thereof to terminate such employment at any time.

16.  GOVERNING LAW

     This 1999 Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws.

17.  TAX CONSEQUENCES

     Any tax consequences arising from the grant or exercise of any Options/Shares, from the payment for shares covered thereby or from any other event or act (of the Company or the optionee) hereunder (including without limitation any tax consequences if for any reason, or by any authority, legal or other, according to any law or regulation, local or foreign, the options or shares of any type or kind granted under this 1999 Plan or any portion thereof, would not constitute or not qualify for any type or kind of tax consequences), shall be borne solely by the optionee. Furthermore, the optionee shall agree to indemnify the Company and the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the optionee/grantee.

18.  NON-EXCLUSIVITY OF THE 1999 PLAN

     The adoption of the 1999 Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the 1999 Plan, and such arrangements may be either applicable generally or only in specific cases.

19.  MULTIPLE AGREEMENTS

     The terms of each Option/Share may differ from other Options/Shares granted under the 1999 Plan at the same time, or at any other time. The Committee may also grant more than one Option/Share to a given optionee/grantee during the term of the 1999 Plan, either in addition to, or in substitution for, one or more Options/Shares previously granted to that optionee/grantee.